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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.  2  )*
                                             ---

                             HORIZON BANCORP, INC.
       ------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                  440406-10-6
                            ----------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [  ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 pages

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CUSIP No.   440406-10-6              13G            Page  2  of  7  Pages
            -----------                             ---------------------


(1)     NAME OF REPORTING PERSON                     CAROLYN HEDRICK MCCULLOCH
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON      ###-##-####

        ------------------------------------------------------------------------

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                  (b)   [   ]

        -----------------------------------------------------------------------

(3)     SEC USE ONLY

        -----------------------------------------------------------------------

(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                     UNITED STATES OF AMERICA
        -----------------------------------------------------------------------

                      (5)   SOLE VOTING POWER                        30,276
                            ---------------------------------------------------

                      (6)   SHARED VOTING POWER
    NUMBER OF                                                       213,060
     SHARES                                                  (SEE EXHIBIT A)
  BENEFICIALLY
    OWNED BY                ---------------------------------------------------
      EACH
   REPORTING          (7)   SOLE DISPOSITIVE POWER
     PERSON                                                          30,276
      WITH
                            ---------------------------------------------------
                      (8)   SHARED DISPOSITIVE POWER
                                                                       N/A
                            ---------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    315,852
                                  (Includes 72,516 shares in marital trust.
                                  Mrs. McCulloch receives dividend from shares.)
-------------------------------------------------------------------------------

(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------

(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                  3.4

--------------------------------------------------------------------------------

(12)    TYPE OF REPORTING PERSON*                                        IN

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 7 pages

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Item 1(a).  Name of Issuer:

            HORIZON BANCORP, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            P.O. BOX D
            BECKLEY, WEST VIRGINIA 25802-2803

Item 2(a).  Name of Person Filing:

            CAROLYN HEDRICK MCCULLOCH

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            536 WOODLAWN AVENUE
            BECKLEY WV 25801

Item 2(c).  Citizenship:

            UNITED STATES OF AMERICA

Item 2(d).  Title of Class of Securities:

            COMMON STOCK

Item 2(e).  CUSIP NUMBER:

            440406-10-6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (Not Applicable)

                               Page 3 of 7 pages

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Item 4.     Ownership:

                  (a)      Amount Beneficially Owned:

                                   315,852

                  (b)      Percent of Class:

                                     3.4

                  (c)      Number of shares as to which such person has:

                           (i)   sole power to vote or to direct the vote:

                                    30,276

                           (ii)  shared power to vote or direct the vote:

                                   213,060   (SEE EXHIBIT A)

                           (iii) sole power to dispose or to direct the
                                 disposition of:

                                    30,276

                           (iv) shared power to dispose or to direct the disposition of:

                                   N/A


Item 5.       Ownership of Five Percent or Less of a Class.

              IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREIN THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN 5% OF THE CLASS OF SECURITIES, CHECK THE
              FOLLOWING: ( X )

Item 6.       Ownership of More than Five Percent on Behalf of Another
              Person.

              (Not Applicable)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              (Not Applicable)

Item 8.       Identification and Classification of Members of the
              Group.

              (Not Applicable)

Item 9.       Notice of Dissolution of Group.

              (Not Applicable)


                               Page 4 of 7 pages

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Item 10.      Certification.

              (Not Applicable)


                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1996
-----------------------------------
Date

/s/ CAROLYN H. McCULLOCH
-----------------------------------
Signature

CAROLYN HEDRICK MCCULLOCH
-----------------------------------
Name/Title


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                               POWER OF ATTORNEY
                               -----------------

     KNOW ALL MEN BY THESE PRESENTS: That I, POLLY JO MASTERS, have made, constituted and appointed, and by these presents do hereby make, constitute and appoint CAROLYN HEDRICK McCULLOCH my true and lawful attorney, to serve with full power and authority, for me and in my name, place and stead, with the unrestricted right and power to act in my behalf, as my attorney-in-fact for any and all matters involving the Bank of Raleigh stock owned by me, including, but not limited to the right to vote the same, to execute proxies to other persons for the same, to surrender the same in exchange for stock to which I am entitled from Raleigh Bankshares, Inc.,* a corporation, and to receive in its place and stead stock for the number of shares to which I am entitled in said Raleigh Bankshares, Inc., a corporation, and, in general, to do in my name and on my behalf any and all acts or deeds necessary to protect my interest in the ownership, voting and management of said stock, except that my attorney shall not have the power or authority to encumber, sell or transfer the said stock to other persons, firms or corporations other than the exchange of the same as set forth above.

        My said attorney shall have the same power and authority with regard to the Raleigh Bankshares, Inc. stock as is granted hereinabove for the Bank of Raleigh stock.

        I hereby ratify and confirm all lawful acts done by my said attorney by virtue hereof.

        This Power of Attorney shall not be affected or terminated by the subsequent disability or incompetence of the principal.

        WITNESS the following signature and seal, this 26th day of January, 1984.


                                                   /s/ POLLY JO MASTERS (SEAL)
                                                   ---------------------------
                                                       Polly Jo Masters


* On April 16, 1985, the Raleigh Bankshares Shareholders approved an amendment of the Articles of Incorporation of Raleigh Bankshares, Inc. to change its name to Horizon Bancorp, Inc.


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STATE OF WEST VIRGINIA
COUNTY OF RALEIGH, TO WIT:

        I, KAREN E. LILLY, a Notary Public of the said County of RALEIGH, in and for the County and State aforesaid, do hereby certify that POLLY JO MASTERS, whose name is signed to the foregoing writing, bearing date the 26th day of January, 1984 has this day acknowledged the same before me in my said County and State.

        Given under my hand this 26th day of January, 1984.


                                                           /s/ KAREN E. LILLY
                                                           -------------------
                                                               Karen E. Lilly
                                                               Notary Public

My commission expires: August 13, 1985

COMMISSIONED AS:
KAREN E. BREEDEN

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